CERTIFICATE OF DESIGNATION OF THE

SERIES Z SUPER VOTING PREFERRED STOCK

OF

SPARX HOLDINGS GROUP, INC.

Pursuant to Section 78.1995 of the

Nevada Revised Statutes

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors of Sparx Holdings Group, Inc. (the “Company”) by the Articles of Incorporation, as amended, (the “Articles of Incorporation” and in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes, the Board of Directors hereby fixes the powers, designation, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Series Z Super Voting Preferred Stock; and

RESOLVED FURTHER, that the Company is authorized to issue Series Z Super Voting Preferred Stock on the following terms and with the provisions herein set forth:

1. Designation and Number of Shares. Of the 5,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”), authorized pursuant to Article IV of the Articles of Incorporation, two (2) shares are hereby designated as Series Z Super Voting Preferred Stock, par value $0.0001 per share (the “Series Z Super Voting Preferred Stock”).

2. Rank. The Series Z Super Voting Preferred Stock shall rank: (i) Senior and prior to the common stock, par value $0.0001 per share, of the Company (the “Common Stock”) or any additional series of preferred stock which may in the future be issued by the Company; (ii) Senior and prior to all other classes or series of capital stock of the Company currently outstanding or any additional capital stock which may in the future be issued by the Company.

3. Holders. The holders of the Series Z Super Voting Preferred Stock shall be Cassandra DeNunzio aka Cassandra Galli and Jeffrey DeNunzio. Each holder will be issued One (1) share of the Series Z Super Voting Preferred Stock in book entry form upon the stamped recording of this Certificate of Designation of the Series Z Super Voting Preferred Stock.

4. Voting Rights. Except as otherwise provided herein or by law and in addition to any right to vote as a separate class as provided by law, the Holder(s) of the Series Z Super Voting Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the shareholders of the Company’s Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Company, and shall be entitled to vote with respect to any question upon which shareholders of Common Stock or shareholders of any other class or series of voting capital stock having the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the shareholders of Common Stock or Holders of any other class or series of voting capital stock having the right to vote, as one class.

For so long as at least one share of Series Z Super Voting Preferred Stock is issued and outstanding, the Holders of Series Z Super Voting Preferred Stock shall vote together as a single class with the shareholders of any other class or series of shares entitled to vote with the Common Stock, (collectively, the “Voting Capital Stock”), with the Holders of Series Z Super Voting Preferred Stock being entitled to eighty percent (80%) of the total votes on all such matters regardless of the actual number of Series Z Super Voting Preferred Stock then outstanding, and the shareholders of Voting Capital Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 20% of the total votes based on the their respective voting power.

5. Dividends. Unless otherwise declared from time to time by the Board of Directors, out of funds legally available thereof, the Holders of shares of the outstanding shares of Series B Super Voting Stock shall not be entitled to receive dividends.

6. No Preemptive or Conversion Rights. Holders of Series Z Super Voting Preferred Stock shall not be entitled as a matter of right, to subscribe for purchase or receive any part of any stock of the Company of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series Z Super Voting Preferred Stock nor shall the shares of Series Z Super Voting Preferred Stock be convertible into shares of the Company’s Common Stock.

7. Liquidation Rights. The Holder(s) of the Series Z Super Voting Preferred Stock shall not be entitled to receive any distributions in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary.

8. Other Rights and Limitations of Series Z Super Voting Preferred Stock. The Holder(s) of Series Z Super Voting Preferred Stock, in addition to the Voting Rights set forth in Section 4 above, shall (i) have limited conversion rights to convert the shares of Series Z Super Voting Preferred Stock with respect to shares of Series Z Super Voting Preferred Stock issued in the name of a Holder who ceases serving as an officer, director, or key employee of the Company as a result of death of such Holder. Upon the death of a Holder, the shares of Series Z Super Voting Preferred Stock outstanding will automatically transfer and shall be deemed assigned to the remaining living Holder (“Primary Beneficiary”) of the Series Z Super Voting Preferred Stock pursuant to the Nevada Uniform Transfer on Death Security Registration Act under NRS 111.620. If, in the event there is no remaining Primary Beneficiary, then the issued and outstanding Series Z Super Voting Preferred Stock held by the Holder will be transferred and assigned accordingly by devise, descent, or by operation of law to one or more immediate family members of such Holder or to a trust or family conservatorship established for the benefit of such immediate family members, (each a “Contingent Beneficiary”) provided that the Contingent Beneficiary agrees in writing to be bound by the terms and conditions of this Certificate of Designation.

9. Who Deemed Absolute Owner. The Company may deem the Holder(s) in whose name shares of the Series
Z Super Voting Stock is registered upon the Company’s books to be, and may treat it as, the absolute owner of such shares of Series Z Super Voting Preferred Stock for all purposes, and the Company shall not be affected or bound by any notice to the contrary.

10. Transfer Restrictions. Legend. The shares of the Series Z Super Voting Preferred Stock being issued ot the Holders are not transferable other than pursuant to Section 8.

11. Stock-Transfer Register. The Company shall keep at its principal office an original copy of a register in which it shall provide for the registration of the Series Z Super Voting Preferred Stock. Upon any transfer of the Series Z Super Voting Preferred Stock in accordance with the provisions hereof, the Company shall register such transfer on its stock-transfer register.

12. Decision-Making. If, in the event that the Holders of the Series Z Super Voting Preferred Stock are unable to reach consensus on any matter entitled to vote upon with shareholders of the Company’s Voting Capital Stock (a “Deadlocked Matter”), the Company’s Chief Executive Officer shall have the final decision-making authority with respect to such Deadlocked Matter.

13. Amendments. The Company may amend this Certificate of Designation only with the affirmative vote of Holders of a majority of the then outstanding shares of Series Z Super Voting Preferred Stock.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Designation as of this 15th day of March, 2024.

SPARX HOLDINGS GROUP, INC.

By: /s/ Cassandra DeNunzio

Cassandra DeNunzio,

Its President & Chief Executive Officer